1-A-W_ bhi.htm

December 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	David Gessert
Sandra Hunter Berkheimer

RE:	Barrier Homes Inc.
Offering Statement on Form 1-A
File No. 024-11390

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Barrier Homes Inc., a Minnesota corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (File No. 024-11390), together with all exhibits thereto, which was filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2020.

The Company is requesting the consent of the Commission to the withdrawal of the Reg-A Form 1-A as it was filed mistakenly due to an administrative error. The Company intends to refile the correspondence as correspondence on Form 1-A/A to the Offering Statement on Form 1-A (File No. 024-11379), which was originally filed with the Commission on December 04, 2020. The Company hereby represents to the Commission that no securities have been sold under the Amendment.

Please forward copies of the order consenting to the withdrawal of the Amendment to the undersigned via email at barrierhomesinc@outlook.com.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Randall Boe, the Company’s CEO/President, at (701) 238-4140.

Very truly yours,

Barrier Homes Inc

By:	/s/ Randall S. Boe
Name: Randall S. Boe
Title: Chief Executive Officer